T. ROWE PRICE GROUP, INC


05048301

ANNUAL REPORT
2004





OFFERING HUNDREDS
OF INVESTMENT SOLUTIONS






IBM

DELIVERED BY OVER
FOUR THOUSAND
DEDICATED ASSOCIATES



GUIDED BY A HERITAGE
OF SHARED VALUES





PRACTICED IN
TEN COUNTRIES






























ONE





COMPANY
































WITH ONE FOCUS





INVESTOR SUCCESS

T.RowePrice

INVEST WITH CONFIDENCE

LETTER

TO OUR STOCKHOLDERS


T. Rowe Price

Dear Stockholders

We are pleased to report outstanding results for our company in 2004. While the financial markets were trendless for much of the year before staging a fourth-quarter rally, T. Rowe Price Group registered steady growth throughout 2004. Strong cash inflows from all business channels and the end-of-the-year market upturn combined to generate record revenues, earnings, and net worth. In December, the Directors increased the quarterly dividend on our common stock, maintaining a record of consecutive annual increases since the company became publicly owned in 1986.

The solid results helped us preserve our strong competitive position, and the performance of the mutual funds and portfolios that we manage generally remained exemplary. More than 81% of our funds and their share classes surpassed their Lipper peer group averages for the one- and three-year periods ended December 31, 2004, and 75% or more beat their peers for the 5- and 10-year periods. Measured another way, 64% of our rated funds ended the year with an overall rating of four or five stars from Morningstar®, compared with 32.5% for the overall industry. It was also an award-winning year, as *Global Pensions* magazine named T. Rowe Price "Active Equity Manager of the Year" and Morningstar named our Mid-Cap Growth Fund manager Brian Berghuis its "Domestic-Stock Manager of the Year." Our world-class client service was also recognized. As one example, *PLANSPONSOR* magazine favored T. Rowe Price with 30 "Best in Class" awards, based on surveys of nearly 4,000 defined contribution plan sponsors.

Financial Highlights. Net income for 2004 was $337 million, and diluted earnings per share was $2.51. These two records compare with $227 million and $1.77, respectively, in 2003. Investment advisory revenues rose 32% or $251 million in 2004 versus 2003 on increased assets under management due to market appreciation and positive flows. The $235 billion of assets under management at December 31, 2004, included more than $145 billion in the T. Rowe Price-sponsored mutual funds distributed in the United States and nearly $90 billion in other managed investment portfolios consisting of institutional separate accounts, commingled funds, sub-advised funds, sponsored mutual funds that are offered to non-U.S. investors, and variable annuity portfolios. Mutual fund assets for the year averaged $128 billion, nearly $29 billion above the $99 billion average of 2003. Average assets in other managed portfolios were $79 billion in 2004, up more than $18 billion from the previous year.


81% Advisory Fees
19% Administrative Fees
Sources of
Net Revenues
2004


75% Equities
25% Fixed Income
Assets Under
Management
2004

Operating expenses increased $121 million from the previous year to $752 million. Increases in compensation and related employment costs, in advertising and promotion costs, and in other operating expenses were the primary drivers of the increase. To accommodate increased levels of activity across the firm, the number of associates increased 9% during the year, to 4,139.

For further financial details, please consult Management's Discussion and Analysis starting on page 23 of this report.

Market Environment and Asset Flows. U.S. stocks posted back-to-back positive years for the first time since 1998-1999, but returns were not as robust as 2003, and major market averages remain below their 2000 highs. The S&P 500 stock index returned nearly 11% (dividends included) in 2004 after surging about 29% the previous year, and most of that increase came after November's presidential election. For the first half of the year, the markets struggled with rising energy prices, an uneven economic recovery, ongoing terrorism concerns, and expectations that the Federal Reserve would boost interest rates. The contentiousness and negative tone of the presidential campaign also weighed on the markets. In the end, the Fed's rate hikes were absorbed with little pain, oil prices eased after reaching highs late in October, and the election produced a decisive conclusion. The rally that followed was led by small- and mid-cap stocks, which posted double-digit gains. Technology stocks, stagnant for most of the year, also rebounded strongly in the second half. International stocks performed well, aided by a very weak dollar, which declined nearly 8% against the euro and almost 5% against the yen during the year.

On the fixed-income side, U.S. bonds posted modest gains in 2004. This was surprising given the Fed's decision to tighten monetary policy by lifting its federal funds target rate from 1.00% to 2.25% in quarter-point increments, starting on June 30. However, while the Fed began to unwind its accommodative monetary policy, longer-term rates declined as economic growth moderated, and job creation lost momentum. The Lehman Brothers U.S. Aggregate Index, a broad measure of the taxable investment-grade market, returned over 4% for the year. High-yield bonds posted the strongest returns; long-term Treasuries and corporate bonds also generated solid numbers, but shorter-term bonds lagged.

The generally favorable market environment, strong relative performance of our funds and portfolios, and effective marketing, sales, and service efforts all combined to generate net cash inflows of $20.7 billion for the year, with $12.7 billion added to the mutual funds and $8 billion to our other managed investment portfolios. The more than $45 billion increase in assets during the year also included net market appreciation of $24.5 billion.

The financial intermediary, individual direct investment, and defined contribution retirement plan channels combined to boost mutual fund net inflows in 2004. Flows were concentrated in the U.S. stock mutual funds, especially the Mid-Cap Value, Equity Income, Growth Stock, Capital Appreciation, and Mid-Cap Growth Funds. We were also pleased by the success of our target-dated Retirement Funds. These funds, which are designed to provide individual investors with single, diversified portfolios that are managed to specific retirement dates, have seen very strong asset growth. Good net cash inflows into other managed investment portfolios resulted from increased investment activity through financial intermediaries in the United States, Japan, and Europe and from institutional investors in Europe and Australia.

Management and Board Changes. The past year brought some changes to the Board of Directors. We were pleased to welcome J. Alfred Broaddus, Jr., who was elected an independent director in September. Mr. Broaddus recently retired as president of the Federal Reserve Bank of Richmond and is a member of the American Economic Association and the National Association of Business Economists. He is the author of numerous articles on monetary policy and banking. He also serves on the board of directors of medical/surgical supplies distributor Owens & Minor, Inc., specialty chemicals producer Albemarle Corporation, and specialty insurer Markel Corporation.

In anticipation of his retirement from the Board at our annual meeting in April, I would like to thank D. William J. Garrett for his years of service to the company. He was previously Group Chief Executive of Robert Fleming Holdings, Ltd., our partner for 20 years in the international venture that became T. Rowe Price International in 2000 when we acquired Fleming's half of this subsidiary. Mr. Garrett brought to the Board a deep understanding of the global financial services industry, reflecting his work over many years in developing Fleming's international business, and a perspective that was important to the Board's oversight of our activities.

I also note with sadness the recent passing of Charles W. Shaeffer. Together with Thomas Rowe Price, Jr., and Walter H. Kidd, Mr. Shaeffer founded our company in 1937 and played a large part in establishing the company's business heritage. We extend our condolences to Mr. Shaeffer's family.

Summary and Outlook. The strong finish to 2004 provides considerable momentum to the economy and the markets in 2005. It will not be entirely smooth sailing, however. The nation's trade and budget deficits are a growing concern, and high commodity prices suggest that inflation, which has been contained for some time, is likely to pick up at some point. We believe that the Fed will continue to raise interest rates, seeking a level that neither stimulates nor stifles economic growth.

Our long-term strategy is not dependent on the ebb and flow of the financial markets, however. We have continued to add resources to our marketing and client service activities and, in the past year, took steps to further strengthen our competitive position by combining our U.S. and non-U.S. institutional sales and client services into one organization to better leverage those efforts. As we did throughout the 2000-2002 bear market, we continued to invest in top-quality investment professionals. We believe our combination of investment management excellence, world-class service and guidance, and our heritage of integrity provide a firm foundation for growth in the years ahead.

Sincerely,


George A. Roche

George A. Roche
Chairman and President
February 25, 2005

A CLIENT-FOCUSED CULTURE
PRACTICED IN TEN COUNTRIES

SIXTY-EIGHT YEARS OF PUTTING INVESTORS FIRST





A steadfast belief that when the client succeeds, the firm succeeds. Since our founding by Thomas Rowe Price, Jr., in 1937, we have made client success the touchstone of our firm's philosophy. We recognize that as an asset manager we are a fiduciary – a caretaker of our clients' financial goals. In that vein, we strive to provide state-of-the-art client service, support, and solutions.

A commitment to a long-term perspective. Experience has taught us that the long view is the right view for building – and protecting – client assets. From our beginning as a Baltimore-based provider of investment management and guidance to institutions and wealthy investors, to the diversified global investment manager we've become, T. Rowe Price has been committed to creating durable value for clients, associates, and stockholders who share a long-term perspective.

We believe attaining superior results for clients requires a disciplined investment process and tenured investment professionals focused on long-term goals. To attract top talent and retain experienced associates, we provide equity participation opportunities. This has helped us foster a professional environment where consistency and a long view are valued, and efforts are focused on building and rewarding client confidence.

Shared values guide our associates. While professional skills are highly prized attributes, our culture is also built on a foundation of shared values. At the core of these values is integrity, supported by intellectual honesty and rigor, objectivity, and candor. We also stress skills that enhance our client focus: exceptional and enthusiastic service; personal initiative and responsibility; teamwork, requiring mutual respect and the sharing of information and resources; and learning, through the development of skills and potential in pursuit of better results for clients and stockholders.

A DISCIPLINED APPROACH

OFFERING HUNDREDS OF INVESTMENT SOLUTIONS

INVESTMENT MANAGEMENT EXCELLENCE, REPEATABLE PROCESSES, AIMED AT DELIVERING CONSISTENT AND SUPERIOR RESULTS.





Above-average returns, below-average risk. As Mr. Price was fond of saying, "Change is the investor's only certainty." With this in mind, we approach ever-changing markets with investment principles that have stood the test of time. Our consistent, disciplined approach is built upon a strong commitment to proprietary research, sophisticated risk-management processes, and strict adherence to stated investment objectives, all implemented by seasoned portfolio management and trading teams.

We apply the same rigorous principles whether managing separate accounts for institutions or mutual funds for individual investors. As the accompanying chart demonstrates, 79% of all T. Rowe Price actively managed mutual funds with a five-year history as of December 31, 2004, including all share classes, outperformed their comparable Lipper group averages.

T. Rowe Price Fund Performance

Five-Year Fund History as of December 31, 2004

	Total Funds	Number Outperforming Lipper Average	Percentage Outperforming Lipper Average
U.S. Equity	29	25	86%
Non-U.S. Equity	11	4	36
Total Equity	**40**	**29**	**73**
Money Market (Taxable and Tax-Free)	7	7	100
Taxable U.S. Income	9	8	89
Tax-Free U.S. Income	14	13	93
Non-U.S. Income	2	0	0
Total Fixed Income	**32**	**28**	**88**
Total Funds	**72**	**57**	**79%**

Note: Table excludes index funds; blended asset funds are included with U.S. Equity.
Data Source: T. Rowe Price, Lipper Inc.

Low-cost advantage versus peers. We recognize that superior active management results are aided by low portfolio expenses and advisory fees. Thus, we seek to enhance the value of asset management for clients by keeping these costs down compared with the majority of our peers. For example, 100% of T. Rowe Price funds have expense ratios below the median of their Lipper peers as of December 31, 2004. We also understand the impact on portfolio results of trading costs derived from portfolio turnover and taxes and factor those considerations into our investment strategies.

U.S. Equity	Global/Regional Equity	Sectors
Large-Cap	Global	Telecommunications
Growth, Core, Value,	Global Emerging Markets	Media
Structured Research	Europe	Health Care
Mid-Cap	Eastern Europe	Financial Services
Growth, Core, Value, Systematic	Asia	Technology
Small-Cap	Japan	Natural Resources
Growth, Core, Value	Latin America	Real Estate
U.S. Fixed Income	**Global Fixed Income**	**Regional Fixed Income**
Treasury	Aggregate	Euro Corporate
Mortgage	High Yield	
Corporate	Emerging Markets	
Aggregate		
High Yield		
Tax-Exempt		
Stable Value		

T. Rowe Price has broad, multi-asset capabilities

Broad, multi-asset capabilities. To help investors meet a range of goals, and provide diverse offerings for all market environments, T. Rowe Price has steadily expanded its investment expertise. We offer a broad base of investment strategies covering equity styles from small- to large-cap, as well as growth, value, and core styles. The firm also offers a wide range of capabilities in fixed-income sectors including U.S., non-U.S. and global strategies. See the chart above for an illustration of our asset capabilities.

Global investment resources. Our commitment to proprietary fundamental research is extensive and far-reaching. More than 200 investment professionals, including portfolio managers, research analysts, traders, and economists, work on behalf of clients in over 20 countries. Our worldwide presence enables us to conduct first-hand research on U.S. and non-U.S. equities and fixed-income securities.

Seasoned portfolio management teams. The challenge to distinguish relevant information from the insignificant in market trends and company data places a high premium on experience. Our portfolio managers average over 17 years of experience in the industry, and 12 years at T. Rowe Price.

Our investment professionals, who typically begin as analysts, benefit from a proactive mentoring program that supports their training and development. Analysts work both independently and as part of portfolio management teams, providing them with experience that eventually enables them to assume a portfolio management role. This process serves to deepen relationships, improve communication, and ensure that our best investment ideas impact clients' portfolios.



Strong commitment to proprietary research. T. Rowe Price investment professionals practice "bottom-up" investing, exploiting fundamental research to uncover promising opportunities.

Ninety-six equity and fixed-income analysts cast a wide net around the globe to research securities and markets first-hand. Meeting with, and evaluating, corporate managers is a key part of the research process, as is analyzing financial data and assessing information from myriad sources.

Our analysts conduct over 2,000 company visits per year. They discuss companies with their suppliers and clients and even observe the company grounds to glean useful insights. This information, distilled by our staff and combined with rigorous valuation analysis, ultimately determines whether an investment is purchased, held, or sold.

Sophisticated risk management. One benefit of investment experience is the insight it provides into the role of risk management in long-term results. A disciplined, risk-aware approach can help minimize losses during periods of market weakness, seize opportunities when markets are oversold, and maintain focus on sound fundamentals when they may be overvalued. Hands-on research and valuation disciplines, combined with prudent diversification, are key elements of our approach to risk management.

Our portfolio managers try to avoid performance extremes and may give up potential gains when downside risk appears excessive. This perspective was severely tested during the heady days of the late-1990s bull market, when we were cautious about investing in speculative stocks because they failed one or more of our analysts' tests for value, earnings quality, or management strength and vision. We lost ground to our competitors during that period, but our discipline was rewarded with outstanding results during the subsequent market decline and recovery.

Strict adherence to style. For our clients to plan and implement a diversified strategy with confidence, they need to know with precision how their money is being managed. To this end, our portfolio managers adhere to each portfolio's stated investment style and objective, whether it is currently in or out of favor.

In addition, equity, fixed-income, and international steering committees help ensure that portfolios are managed in a manner consistent with their charters as well as the firm's investment disciplines and philosophy. This approach allows for independent decision-making by portfolio managers, while maintaining collective accountability for results and ensuring alignment with client objectives.

A DIVERSIFIED FOUNDATION

CREATING A STABLE PLATFORM FOR FUTURE GROWTH

A BUSINESS PARTNER THAT MEETS THE NEEDS OF DIVERSE CLIENTS





We have built a global investment management firm that can readily meet the needs of a diverse client base through four distinct, yet complementary, business channels. In our "institutional direct" channel, we manage investment accounts for corporations, nonprofits, and public institutions worldwide, including defined benefit and defined contribution retirement plans. Through our "third-party" channel, we provide products and services to help financial intermediaries service their clients' needs. Our full-service "defined contribution" channel provides recordkeeping, plan management, and investment services to retirement plan sponsors and their participants. Our "individual direct" channel helps individuals invest on their own, through no-load mutual funds and other investment services.


Our Business Model
Investment Management Excellence
Service Offering
Packaged Investment Management and Services
Specialized Investment Management
Channel
Individual Direct
Defined Contribution
Third Party
Institutional Direct
Client
Individual Investor
Employee & Participant
Distributor & Salesperson
Institutional Investor
World-Class Service

Assisting individual investors on their path to success. We look to attract and keep U.S. mutual fund shareholders by recognizing the *individual* in individual investor. We therefore offer a wide array of funds, account types, information, and services to help investors set their own course for investment success.

To help investors make confident investment decisions for their unique situations, we provide guidance through experienced investment specialists and via our Web site at www.troweprice.com. Each method can help investors evaluate their options and select an approach that fits their goals, risk tolerance, and time line.

We help investors evaluate and adapt their strategies over time with asset allocation analysis, as well as guidance on retirement portfolios. Alternatively, our Web site offers investment analyzers, asset allocation calculators, and research tools, as well as quotes and investment commentary and analysis from Thomson Wealth Management and Morningstar®.



Whatever an individual's financial plans call for – from rolling over an old 401(k) to building savings for college – we provide investment choices and services to help clients succeed, including a family of over 90 mutual funds across a variety of asset classes and risk levels, a full array of retirement accounts and related services, 529 college savings programs, and variable annuities.

Assisting organizations and their employees. Major corporations throughout the U.S. turn to T. Rowe Price to help them manage part or all of their employer-sponsored defined contribution plans, primarily 401(k) plans. In an industry where client service is a key concern, these plan sponsors are drawn to us by our reputation for high client satisfaction.

Consistently over the past five years, 95% or more of plan sponsor clients have expressed satisfaction with T. Rowe Price's retirement plan services as reported by Boston Research Group. We achieve these ratings by delivering consistent, high-quality services that help plan sponsors manage their fiduciary responsibilities and plan participants better prepare for retirement. This past year, in response to concerns about the impact of excessive fund trading on investors, we proactively implemented redemption fees on certain funds and expanded our excessive trading policy for the funds in our retirement plans.

Recently, we have also introduced products like the T. Rowe Price Retirement Funds, which participants can select by their planned retirement year; added advice and discretionary account management services; offered simplified fund lineups; and developed award-winning educational material. We also introduced FuturePath℠, a fully automated enrollment and investment service that makes it easy and convenient for plan participants to invest toward their retirement goals.

Assisting intermediaries to grow their businesses by providing quality investment choices to their clients. Many individuals prefer to invest with the help of an adviser. Typically, those investors turn to a broker, bank, insurance agent, or financial planner.

In recent years, T. Rowe Price has built strong relationships, globally, with insurance companies, brokers, banks, and other financial service providers who invest their clients' assets in either our mutual funds or funds for which we act as sub-advisor. This often occurs in conjunction with 401(k) plans, variable annuities, and 529 college savings programs.

We also provide extensive support to intermediaries in the form of innovative educational tools. Our materials help advisers attract and retain clients by arming them with market perspectives and investment insights that encourage appropriate and effective long-term investment decisions.


Global Research and
Service Locations
Span the Globe
U.S. Investor Centers
Baltimore, MD
Boston, MA
Colorado Springs, CO
Los Angeles, CA
Oak Brook, IL
Owings Mills, MD
San Francisco, CA
Short Hills, NJ
Tampa, FL
Tysons Corner, VA
Washington, DC
Stockholm
Copenhagen
London
Amsterdam
San Francisco
Baltimore
Tokyo
Hong Kong
Singapore
Buenos Aires
Sydney

Assisting institutional clients in achieving their investment goals. Our firm has worked with institutional investors since 1951.

Over the years, we have developed and refined an investment methodology designed to deliver the disciplined, repeatable results institutional clients want over a wide range of equity, fixed-income, and multi-asset investment styles. Each of our strategies reflects our belief that in-depth, fundamental research, vigilant risk control, style adherence, and seasoned management lead to consistently good long-term performance.

Our client base around the world includes corporations, regional and local governments, nonprofit organizations, and defined contribution and defined benefit retirement plan sponsors. These clients invest through separately managed accounts tailored to specific mandates and in commingled accounts designed specially for the institutional market.

We have steadily expanded our institutional reach to five continents, most recently adding an office in Australia to service significant new client assignments. We have experienced strong growth in assets under management among both U.S. and non-U.S. investors. Institutional clients especially appreciate our organizational independence, our consistent investment approach, and our record of management stability.

A DEDICATION TO EARNING INVESTOR CONFIDENCE
PURSUED BY OVER FOUR THOUSAND PRINCIPLED ASSOCIATES

WORLD-CLASS SERVICE: MEETING INVESTOR NEEDS





The success of a professional service firm such as ours is dependent upon the quality of its staff. We are gratified to have earned our clients' confidence over many years, and we never take it for granted. Over 4,000 T. Rowe Price associates start each day prepared to earn that confidence anew with a commitment to investment management excellence and the highest standard of service.

A commitment to diversity. Our associates are our most valued asset and our competitive advantage. To be an industry leader, we must rely on talented individuals, and, equally important, we must broaden our perspective by emphasizing diversity. We therefore strive to recruit highly motivated and skilled individuals with varying backgrounds and experiences, who share our vision of a diverse, collaborative workplace. We then foster a dynamic and challenging environment in which to build a fulfilling career. The result is a creative, productive work environment and high-quality service for our client base.

Strong brand reputation and visibility. We work hard to ensure that the firm is well represented in the minds of our clients. We have established ours as a company in which clients can have confidence, in both our investment management and service. Awareness of T. Rowe Price continues to increase. A 2004 Harris Interactive study reports that nearly nine in 10 individual direct investors are aware of T. Rowe Price. In 2004, T. Rowe Price was the mutual fund category winner in the *Brandweek* Customer Loyalty Awards, marking the third consecutive year that we placed first in the survey. To maintain awareness among current and prospective clients, we are prominent in financial magazines and the press. On television, we support our brand and marketing efforts with an emphasis on our investment principles and their relation to investment results.

Although recognition of our brand is supported by advertising and marketing efforts, it's ultimately shaped by the hard work and dedication of our associates in service to our clients. The T. Rowe Price brand is represented by our values: providing investment management excellence supported by world-class service and guidance, built upon a heritage of integrity. We've made these values part of our "corporate DNA." It is the glue that holds associates accountable to each other and our clients.



Industry recognition underscores our focus on clients. Each year various quarters of the investment industry acknowledge companies for outstanding service in the areas of research, investment management, and communications. In 2004, we were fortunate to receive several important recognitions.

Investment management team members earned the "Best of the Buy Side" award from *Institutional Investor* magazine, reflecting high-quality proprietary research; T. Rowe Price was also named "Active Equity Manager of the Year" by *Global Pensions* magazine. Brian Berghuis, a 20-year veteran of T. Rowe Price, was named Morningstar Domestic-Stock Manager of the Year for 2004, for his management of the T. Rowe Price Mid-Cap Growth Fund. Additionally, *Kiplinger's* "25 best funds" included three T. Rowe Price funds, and *Money* magazine's "The Money 100" list included seven T. Rowe Price funds.

T. Rowe Price was also honored with awards for our commitment to delivering clear, concise client communications. The Mutual Fund Education Alliance (MFEA) honored T. Rowe Price with its STAR Awards for "Best Advisor Communications" and "Best Printed Shareholder Newsletter" among large investment management firms. The annual MFEA awards recognize "outstanding communications that enhance investor education and the understanding of mutual funds." The MarCom Creative Awards, an international awards competition recognizing outstanding achievement by marketing and communication practitioners, cited T. Rowe Price with its highest award – Platinum – in three categories.

In addition, for service, T. Rowe Price earned 30 Best in Class Awards across our primary plan segments in the eighth annual *PLANSPONSOR* magazine defined contribution plan survey.

Keeping clients informed about their investments and progress. Because we believe that well-informed clients make more confident investment and business decisions, we are committed to delivering high-quality, actionable communications to clients.

All of our clients, from the smallest individual mutual fund account to hundred-million dollar institutional accounts, receive regular performance reports on their investments. Recently, 40 institutional clients participated in a study evaluating client reporting. More than nine in 10 were satisfied that T. Rowe Price seamlessly met their reporting requirements.

Our investors also receive regular commentaries on holdings, portfolio strategy, and the markets relevant to their investments to help them understand the economic factors affecting their holdings.

In addition, to help guide clients in making appropriate investments, we also provide regular newsletters and magazines, ad hoc commentaries, portfolio profiles, interviews with portfolio managers, and other informative materials.

Technology solutions enhance investors' ability to succeed. We view technology as an "enabler," empowering virtually every aspect of our business to enhance the speed, breadth, and depth of our service. Clients are the ultimate beneficiaries of strategically employed technology solutions, including timely access to information, customized communications, quantitative techniques to improve investment processes, and an array of technology-enabled resources to assist in education and guidance.



Sarah's House, a T. Rowe Price community partner

Universal, fast access to relevant investment information is certain to remain of great importance to investors. By assessing changing client needs on a regular basis and maintaining a commitment to durable solutions, we will continue to satisfy clients and sow the seeds of future growth and success for the firm.

Investing in our associates' drive to support their communities. One investment we make at our firm delivers immeasurable returns. It's the time and money we contribute to the communities in which we live and to the wider nation and world communities. Through individual and departmental initiatives, and through the T. Rowe Price Associates Foundation, we make a positive difference in people's lives while enriching our own in ways that can't be calculated. This past year, T. Rowe Price associates contributed over 13,235 volunteer hours to various community causes. Along with employees, the T. Rowe Price Associates Foundation contributed over $1 million in matching gifts to organizations and also made over $2.3 million in direct gifts and grants in 2004.


Our
Future

T. Rowe Price remains firmly knitted to our clients' success. Our solid performance during the past year is a reflection of the principles that informed our company's beginnings. As we look forward to shaping a successful future, we will rededicate ourselves to the rich potential inherent in those same key values:

- **A heritage and culture of integrity** – built upon values shared by associates in every corner of our business, in every location.
- **A disciplined investment approach** – developed and refined over years, emphasizing fundamental research, experienced portfolio management, strict adherence to style, and risk control.
- **A diversified business model** – providing diverse clients with access to our best investment thinking around the world.
- **A commitment to world-class service** – simply putting the clients' interests first.
- **A long-term orientation** – a predisposition toward creating durable value for our clients, our associates, and our stockholders.

We're confident that we will maintain our reputation as a leading investment management firm because of the talent and energy our associates contribute to our clients' success day after day.

IN MEMORIAM

CHARLES W. SHAEFFER

(1910 – 2004)



T. Rowe Price lost one of its founders and a former chief executive in 2004. Charles W. Shaeffer passed away on December 19, one week after his 94th birthday. A native of Bridgeton, Pennsylvania, Mr. Shaeffer moved to Baltimore in 1935, when he joined the investment advisory department of Mackubin, Legg & Co. – now known as Legg Mason – where he met Thomas Rowe Price, Jr. Two years later, when Mr. Price left to establish his own investment counsel firm, Mr. Shaeffer joined him to manage private portfolios.

He became President in 1963 and also Chairman of the Board in 1966 at the time of Mr. Price's retirement. In addition to his executive responsibilities with T. Rowe Price, Mr. Shaeffer served as President and Director of the T. Rowe Price Growth Stock Fund, the nation's largest no-load mutual fund at the time.

During his career, he participated in the growth of the mutual fund industry and was a leader in establishing high ethical standards for the industry through the conduct of his own firm as well as through his activities with major investment trade associations. Mr. Shaeffer has the unique honor of being the only individual to have led the industry's three associations – the Investment Company Institute, the Investment Counsel Association of America, and the Mutual Fund Education Alliance (formerly the No-Load Mutual Fund Association). T. Rowe Price Group extends its condolences to Mr. Shaeffer's family.

Financial Information Table of Contents

Selected Consolidated Financial Data

(in millions, except per-share data)

	2000	2001	2002	2003	**2004**
Net revenues	$ 1,154	$ 995	$ 924	$ 996	**$ 1,277**
Net operating income	$ 409	$ 311	$ 321	$ 365	**$ 525**
Net income	$ 269	$ 196	$ 194	$ 227	**$ 337**
Net cash provided by operating activities	$ 323	$ 290	$ 269	$ 297	**$ 374**
Basic earnings per share	$ 2.22	$ 1.59	$ 1.58	$ 1.84	**$ 2.65**
Diluted earnings per share	$ 2.08	$ 1.52	$ 1.52	$ 1.77	**$ 2.51**
Cash dividends declared per share	$ 0.54	$ 0.61	$ 0.65	$ 0.70	**$ 0.80**
Weighted average shares outstanding	121.2	123.1	122.9	123.4	**127.4**
Weighted average shares outstanding - assuming dilution	129.6	129.0	127.7	128.3	**134.1**
Balance sheet data at December 31:					
Total assets	$ 1,469	$ 1,313	$ 1,370	$ 1,547	**$ 1,929**
Debt	$ 312	$ 104	$ 56	$ —	**$ —**
Stockholders' equity	$ 991	$ 1,078	$ 1,134	$ 1,329	**$ 1,697**
Assets under management at December 31 (in billions)	$ 166.7	$ 156.3	$ 140.6	$ 190.0	**$ 235.2**

Common Stock

Stock Prices: Quarterly Ranges With Closing Price Indicated



$75
60
45
30
15
0
$27.12
$37.77
$41.28
$47.41
$53.83
$50.40
$50.94
$62.20
2003
2004
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Dividends declared per share
$0.17
$0.17
$0.17
$0.19
$0.19
$0.19
$0.19
$0.23

The common stock of T. Rowe Price Group trades on The Nasdaq Stock Market® under the symbol "TROW".

Management's Discussion and Analysis of Financial Condition and Results of Operations.

GENERAL.

Our revenues and net income are derived primarily from investment advisory services provided to U.S. individual and institutional investors in our sponsored mutual funds and other managed investment portfolios. Investors outside the United States have grown over the last four years and account for more than 5% of our assets under management at December 31, 2004.

We manage a broad range of U.S. and international stock, bond, and money market mutual funds and other investment portfolios which meet the varied needs and objectives of individual and institutional investors. Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact our revenues and results of operations.

Financial market results during 2004 were strong, though largely the result of a strong boost to the equity markets in the fourth quarter. Stock indexes closed the first quarter near the levels of the beginning of the year. The second quarter saw U.S. stocks produce slightly positive returns while third quarter losses across the markets resulted in negative returns at the end of nine months. Investor concerns about the strength of the economy, rising interest rates, global political risks, national elections, and record high oil prices all weighed heavily on the markets. After the November elections in the U.S., the financial markets began rising to end 2004 on a positive note. For the first time since 1999, the stock markets in the U.S. rose for two consecutive years. The broad S&P 500 index rose just under 9% during 2004 and the Dow Industrials finished the year up over 3%. The NASDAQ index, which is heavily weighted with technology companies, finished up nearly 8.6%. The Federal Reserve began the first of five increases in the federal funds target rate on June 30, 2004—the first rate increases in four years. Despite these rate increases, yields on 10-year U.S. Treasuries were basically flat for the year.

In this financial environment, total assets under our management ended 2004 at a record $235.2 billion, up more than $45 billion during the year. Improving financial market valuations and income added $24.5 billion to our assets under management during 2004 while net investor inflows added a record $20.7 billion. Year-end assets under management consist of $176 billion in equity securities and $59 billion in bond and money market holdings. These investment assets include more than $145 billion in the T. Rowe Price mutual funds distributed in the United States and nearly $90 billion in other investment portfolios that include separately-managed accounts, sub-advised funds, and other sponsored investment funds offered to investors outside the United States and through variable annuity life insurance plans.

Of significant importance to our growth in assets under management during 2004, net cash inflows were very strong and at record levels. In total, investors entrusted $20.7 billion more to our management, including nearly $12.7 billion into the U.S. mutual funds and $8.0 billion from across the world into the other portfolios that we manage. The previous record net inflows to our U.S. mutual funds were $8.6 billion in 1996. Our strong relative investment performance and brand awareness have contributed significantly to obtaining these new assets for investment management.

As a result of the disclosures of trading abuses at several investment management firms beginning in September 2003, the investment management industry and mutual funds in particular have come under greater regulatory scrutiny. Some regulations designed to strengthen controls and restore investor confidence in the industry were enacted in 2004 and more are expected in the coming months.

In an improving market environment for 2005, we would expect to increase our expenditures to attract new investment advisory clients and additional investments from our existing clients. These efforts may involve significant costs that precede the recognition of any future revenues that we may realize from increases to our assets under management.

RESULTS OF OPERATIONS.

2004 versus 2003. Both net revenues and total revenues increased more than $281 million to nearly $1.3 billion. Net operating income increased $160 million to $525 million from $365 million. Net income increased about $110 million to $337 million, up more than 48% from $227.5 million in 2003. Diluted earnings per share increased nearly 42% from $1.77 to $2.51.

Investment advisory revenues were up 32% or $251 million in 2004 compared to 2003. Increased assets under management drove the change as average mutual fund assets were more than $128 billion, almost $29 billion higher than the $99.4 billion average in 2003.

Average assets in other managed portfolios were almost $79 billion in 2004, up more than $18 billion versus the average of $60.5 billion in 2003. Total average assets under management increased $47.0 billion during 2004 to end the year at nearly $207 million.

Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States increased $178 million. Mutual fund assets ended 2004 at $145.5 billion, up $28 billion from the beginning of the year. Market appreciation and income, net of dividends paid and not reinvested, added $15.3 billion to mutual fund assets during 2004 and net investor inflows added another $12.7 billion. Net cash flows during 2004 were supported broadly by the financial intermediary, individual direct, and defined contribution retirement plan channels, and were concentrated in the U.S. domestic stock mutual funds. The Mid-Cap Value, Equity Income, Growth Stock, Capital Appreciation, and Mid-Cap Growth funds each added more than $1 billion of net investor inflows and, together, accounted for $9.5 billion of the funds' net inflows in 2004. Bond and money market funds added $1 billion of net investor flows while the international stock funds had net outflows of less than $500 million.

Investment advisory revenues earned on the other investment portfolios that we manage increased more than $73 million to almost $293 million in 2004. Ending assets in these portfolios were $89.7 billion, up $17.2 billion since the beginning of the year. Net inflows to these portfolios were $8 billion while market appreciation and income added $9.2 billion in 2004. Investment activity through financial intermediaries in the United States, Japan and Europe, and new institutional investors, including assignments from Europe and Australia, were responsible for these new investment dollars.

Administrative fees and other income increased $30 million during 2004 to nearly $248 million. The change in these revenues includes $20 million from our mutual fund transfer agent services, including our defined contribution plan recordkeeping service. Additionally, revenues increased $7.5 million from 12b-1 distribution fees received on greater assets under management in the Advisor and R classes of our sponsored mutual fund shares. These changes in administrative fees are generally offset by similar changes in related operating expenses that we incur to provide these services and distribute the Advisor and R classes of mutual fund shares through third party financial intermediaries.

Operating expenses in 2004 were $121 million more than in the prior year. Our largest expense, compensation and related costs, increased 20% or $75 million from 2003. The number of our associates, their compensation, and the costs of their employee benefits have all increased. Our 2004 bonus program was higher than the prior year based on our better operating results and the strong relative investment performance that our investment managers achieved. Base salaries for our associates were increased modestly on January 1, and we added more than 350 associates during 2004, primarily to handle volume-related activities and business growth. At December 31, 2004, we employed 4,139 associates.

Advertising and promotion expenditures during 2004 were up $15 million compared to 2003. We expect our advertising and promotion expenditures in the first quarter of 2005 will be similar to the fourth quarter of 2004, with succeeding quarters in 2005 being higher than those of the corresponding 2004 quarters. While market conditions will dictate the exact level of our spending, we expect that our advertising and promotion expenditures for the year 2005 will be 10% to 15% higher than in 2004. We vary our promotional spending based on market conditions and investor demand as well as our efforts to expand our investor base in the United States and abroad.

Depreciation and amortization expense decreased $5 million in 2004, offsetting the increase of $3.9 million in other occupancy and facility costs. Longer-lived buildings and non-depreciable land account for two-thirds of the net book value of our property and equipment at December 31, 2004. Costs of rented facilities and related operating costs were higher in 2004.

Other operating expenses in 2004 increased $32.4 million, including $7.5 million paid based on greater assets under management that are sourced through financial intermediaries that distribute our Advisor and R classes of mutual fund shares. These costs are funded from an equal increase in our administrative revenues recognized from 12b-1 fees as discussed above. For 2004, we increased our charitable contribution to our corporate foundation by $6 million. Other operating expenses this year have risen to meet increased business demands. They include, among other things, travel costs, information services, and professional fees for legal, audit, and consulting services and regulatory compliance.

In the past, we have made modest use of fully permissible payments by brokers to obtain third-party investment research and related services. After careful evaluation during 2004, we decided to phase out these arrangements and to pay for all third party investment research and related services directly. The impact of this decision to our earnings per share is less than $.01 per quarter.

Overall, net operating income for 2004 increased $160 million, or 44%, from 2003.

Our net non-operating income, which includes the recognition of investment gains and losses as well as interest income and credit facility expenses, increased $8 million from 2003 to $8.5 million. Greater cash balances and higher interest rates in 2004 added $2.5 million, greater returns on fund investments added $1.6 million, and gains recognized from the sale of investments in sponsored mutual funds added $1.2 million. Foreign currency balances produced exchange rate gains of more than $1 million in 2004 compared with losses of $1 million on our yen-denominated debt before it was repaid in late 2003. Interest and related credit facility costs were down $.7 million in 2004 as we repaid all outstanding debt in 2003 and reduced the size and cost of our credit facilities on an ongoing basis in 2004.

The 2004 provision for income taxes as a percentage of pretax income is 36.8% for 2004, down 1% from 2003. Greater tax-exempt and non-taxable dividend income, use of foreign net operating loss carryforwards, and settlements of prior year taxes at lower rates all contributed to this lower rate. We expect our effective tax rate to rise to 37.1% for 2005.

2003 versus 2002. Total revenues increased $73 million to $999 million and net revenues increased $72 million to $996 million. Net income increased $33.2 million, or 17%, to $227.5 million. Diluted earnings per share increased 16% from $1.52 to $1.77.

Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States increased $39.2 million on higher average assets under management which increased $7.3 billion from $92.1 billion in 2002 to $99.4 billion in 2003. Market appreciation and income, net of dividends paid and not reinvested, added $22.7 billion to mutual fund assets during 2003 and net investor inflows added another $7.5 billion. As a result, fund assets under management increased from $87.3 billion at the beginning of 2003 to $117.5 billion at December 31, 2003. Stock funds had net investor subscriptions of $6.4 billion while bond and money market funds added net inflows of $1.1 billion. Investors in the Mid-Cap Growth, Equity Income, and Growth Stock funds accounted for $3.9 billion of the net inflows during the year. Bond fund investors seeking higher yields added $.9 billion to the High Yield Fund.

Investment advisory revenues earned on the other investment portfolios that we manage increased $22.9 million to $219.2 million in 2003. Average assets for the year were $60.5 billion, $5 billion higher than in 2002. Year-end assets in these portfolios increased $19.2 billion to $72.5 billion at December 31, 2003. Net inflows to these portfolios were $5.8 billion in 2003. Third-party distribution efforts and additions from new institutional investors, both in the U.S. and overseas, were responsible for the new investment dollars. Fees from our managed disposition service for equity securities distributed from venture capital investment pools accounted for $2.2 million of the advisory revenue increase. Though recurring, these fees will vary significantly over time and through different phases of the market cycle.

Administrative revenues and other income increased $10.1 million to $217.5 million in 2003. This increase was primarily attributable to increased 12b-1 distribution fees received based on greater assets under management in the Advisor class shares of our sponsored mutual funds and to the transfer agency and participant recordkeeping services that we provide for defined contribution retirement plans. These revenue changes are generally offset by similar changes in the expenses that we incur to distribute the Advisor shares through third parties and provide the services to the retirement plans. Our discount brokerage operation added $1.5 million of the increased revenues from commissions earned on greater trading volume.

Operating expenses in 2003 were $27.5 million higher than in 2002. Our largest expense, compensation and related costs, including bonuses, increased 7% to $383 million. At December 31, 2003, we employed 3,783 associates, up 2% over the year. Advertising and promotion expenditures were flat versus the 2002 year as we lowered spending during the first nine months of 2003 due to financial market conditions. The final quarter of 2003 saw an increase in our advertising and promotional spending to $20.4 million, or 35% of 2003's total expense.

Depreciation and amortization expense decreased $5.3 million. New capital additions in 2003 were less than depreciation expense and the depreciable book value of our property and equipment is lower than in the prior year. Other operating expenses increased $5.8 million due primarily to the $4.3 million increase in distribution costs to third parties which offset the corresponding revenues recognized from the 12b-1 fees discussed above.

Overall, net operating income for 2003 increased nearly $45.5 million, or 14%, from 2002.

Our net non-operating results, which include the recognition of investment gains and losses as well as interest and credit facility expenses, improved from a loss of $10.9 million in 2002 to a gain of $.5 million in 2003. During 2002, we recognized net investment losses of $10.2 million on our mutual fund investments, private equity investments, and our investments in sponsored collateralized bond obligations. Interest and related costs were down $.9 million from 2002 as we repaid all of our outstanding debt obligations during 2003.

The 2003 provision for income taxes as a percentage of pretax income is slightly higher than that of 2002 due primarily to credits in the 2002 year arising from lower than previously estimated 2001 state income tax liabilities.

CAPITAL RESOURCES AND LIQUIDITY.

During 2004, stockholders' equity increased from $1.3 billion to $1.7 billion. Available net liquid assets, including our mutual fund investments in which there are no unrealized losses, were nearly $600 million at the beginning of 2005. A $300 million undrawn, committed credit facility expiring in June 2007 is available to the company.

Operating activities provided cash flows of $374 million in 2004, up $77 million from 2003, including $110 million of increased net income. Net cash used in investing activities totaled $76 million and net cash used in financing activities totaled $35 million in 2004.

Net cash expended in investing activities increased $22 million versus 2003. Our net cash investments in sponsored mutual funds increased $25 million and our capital expenditures increased $11 million. Offsetting these amounts was $11 million of lower net savings bank investments due to lower net depositor inflows in 2004. Net cash used in financing activities decreased $83 million versus 2003. Increased stock option exercises due to our higher common stock valuations generated $48 million of greater cash proceeds in 2004. In 2003 we also repaid our last outstanding debt of nearly $57 million. Offsetting these changes were the larger $11 million of new savings bank deposits received in 2003 and $12.5 million more in dividends paid in 2004. We again increased dividends paid to our stockholders in 2004 and raised our quarterly rate from $.19 to $.23 per share in December.

Comparatively, operating activities in 2003 provided cash flows of $297 million in 2003, up $28 million from 2002, including $33 million of increased net income offset by lower depreciation expense of $5 million. Cash from our operating activities were used to fund $54 million of net investing activities and $118 million of net financing activities in 2003.

Net cash expended in investing activities in 2003 decreased $41 million versus 2002 primarily due to the investment of the more than $40 million of greater net depositor inflows made at our savings bank subsidiary in 2002. Net cash used in financing activities decreased more than $24 million versus 2002. We repurchased fewer common shares in 2003 and funded them entirely from the proceeds of stock option exercises. In 2002, we expended a net of more than $70 million on greater share repurchase activity while also receiving the larger $40 million net inflow of new savings bank deposits. We again increased dividends paid to our stockholders in 2003.

Property and equipment expenditures in 2005, including those for our build-out of business continuity facilities and supporting operations, are anticipated to be about $62.5 million and are expected to be funded from operating cash flows.

CONTRACTUAL OBLIGATIONS.

The following table presents a summary of our future obligations under the terms of existing operating leases and other contractual cash purchase commitments at December 31, 2004. Other purchase commitments include contractual amounts that will be due for the purchase of goods or services to be used in our operations and may be cancelable at earlier times than those indicated under certain conditions that may involve termination fees. Because these obligations are of a normal recurring nature, we expect that we will fund them from future cash flows from operations. The information presented does not include operating expenses or capital expenditures that will be committed in the normal course of operations in 2005 and future years.

(in millions)	Total	2005	2006-7	2008-9	Later
Noncancelable operating leases	$ 241	$ 21	$ 38	$ 36	$ 146
Other purchase commitments	119	76	39	2	2
	$ 360	$ 97	$ 77	$ 38	$ 148

We also have outstanding commitments to fund additional equity investments totaling $5.3 million at December 31, 2004.

CRITICAL ACCOUNTING POLICIES.

The preparation of financial statements often requires the selection of specific accounting methods and policies from among several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our balance sheet, the revenues and expenses in our statement of income, and the information that is contained in our significant accounting policies and notes to the financial statements. Making these estimates and judgments requires the analysis of information concerning events that may not yet be complete and of facts and circumstances that may change over time. Accordingly, actual amounts or future results could differ materially from those estimates that we include currently in our financial statements and notes thereto.

We have historically presented those significant accounting policies that we use in the preparation of our financial statements as an integral part of those statements and have done so again in this 2004 Annual Report. In the following discussion, we highlight and explain further certain of those policies that are most critical to the preparation and understanding of our financial statements.

Other than temporary impairments of available for sale securities. We classify our investment holdings in sponsored mutual funds and the debt securities held for investment by our savings bank subsidiary as available for sale. At the end of each quarter, we mark the carrying amount of each investment holding to fair value and recognize an unrealized gain or loss in other comprehensive income within stockholders' equity. We next review each individual security position that has an unrealized loss or impairment to determine if that loss or impairment is other than temporary.

A mutual fund holding that has had an unrealized loss for more than six months is presumed to have an other than temporary loss and an impairment is recognized in our statement of income unless there is persuasive evidence, such as an increase in value subsequent to quarter end, to overcome that presumption. We may also recognize an other than temporary loss of less than six months in our statement of income if the particular circumstances of the underlying investment do not warrant our belief that a near-term recovery is possible.

A debt security held by our savings bank subsidiary that is impaired is considered to have an other than temporary loss that we recognize in our income statement whenever we determine that we will probably not collect all contractual amounts due under the terms of the security based on the issuer's financial condition and our intent to hold that security. Minor impairments of 5% or less that arise from changes in interest rates and not credit quality are generally considered temporary.

Goodwill. We evaluate the carrying amount of goodwill in our balance sheet for possible impairment on an annual basis in the third quarter of each year using a fair value approach. We attribute all goodwill to our single reportable business segment and reporting unit, our investment advisory business. Goodwill would be considered impaired whenever our historical carrying amount exceeds the fair value of our investment advisory business.

Our annual testing has demonstrated that the fair value of our investment advisory business exceeds the carrying amount (basically, our stockholders' equity) and, therefore, that no impairment exists. Should we reach a different conclusion when we conduct our evaluation in future years, additional work would be performed to ascertain the amount of the non-cash impairment charge to be recognized. We must also perform impairment testing at other times if an event or circumstance occurs indicating that it is more likely than not that an impairment has been incurred. The maximum possible future impairment charge that we could incur is the total goodwill recognized in our balance sheet, $666 million.

Provision for income taxes. After compensation and related costs, our provision for income taxes on our earnings is our largest annual expense. We operate in several states and several other countries through our various subsidiaries, and must allocate our income, expenses, and earnings under the various laws and regulations of each of these taxing jurisdictions. Accordingly, our provision for income taxes represents our total estimate of the liability that we have incurred for doing business each year in all of our locations. Annually, we file tax returns which represent our filing positions with each jurisdiction and settle our return liabilities. Each jurisdiction has the right to audit those returns and may take different positions with respect to income and expense allocations and taxable earnings determinations. From time-to-time, we may also provide for estimated liabilities associated with uncertain tax return filing positions that are subject to, or in the process of, being audited by various tax authorities. Because the determinations of our annual provisions are subject to judgments and estimates, it is possible that actual results will vary from those recognized in our financial statements. As a result, it is likely that additions to, or reductions of, income tax expense will occur each year for prior reporting periods as actual tax returns and tax audits are settled.

Stock options. The summary of significant accounting policies includes certain pro forma disclosures as if a fair value based method had been used to recognize compensation expense associated with our stock option grants. Fair value methods use a valuation model for shorter-term, market-traded financial instruments to theoretically value stock option grants even though they are not available for trading purposes and are of longer duration. The Black-Scholes option pricing model that we use includes the input of certain variables that are dependent on future expectations, including the expected lives of our options from grant date to exercise date, the volatility of our underlying common shares in the market over that time period, and the rate of dividends that we will pay during that time. Additionally, the recognition of expense fluctuates based on the forfeiture rate for unvested options when employees leave our company. The tax benefit will also fluctuate based on the extent to which our associates disqualify their incentive stock option grants.

Our estimates for the variables used in the valuation model are made for the purpose of estimating an expense for each reporting period and are not subsequently adjusted. Unlike almost all other expenses, the resulting charge to earnings using a fair value based method is a non-cash charge that is never measured by or adjusted based on a cash outflow.

NEWLY ISSUED ACCOUNTING PRONOUNCEMENT ON STOCK OPTIONS.

On December 16, 2004, the Financial Accounting Standards Board (FASB) revised Statement No. 123, Share-Based Payment, which will require us to recognize stock option-based compensation expense in our income statement beginning in the third quarter of 2005. The calculation of compensation expense to then be recognized is similar to that used in our pro forma disclosures discussed above, except that we will also include a reduction for estimated future forfeitures. These estimates will be adjusted over time to reflect actual forfeitures.

At December 31, 2004, we had 9,968,550 options outstanding that will vest over the remaining period through December 2009. Compensation expense to be recognized in future periods as these options vest, and the related tax benefits, will be amortized as follows:

	Compensation expense	Income tax benefits	Net effect
1st half 2005	$ 25,786,000	$ (7,859,000)	$ 17,927,000
2nd half 2005	23,685,000	(7,188,000)	16,497,000
2006	28,485,000	(8,239,000)	20,246,000
2007	16,518,000	(4,560,000)	11,958,000
2008	8,644,000	(2,178,000)	6,466,000
2009	2,971,000	(650,000)	2,321,000
Total	$ 106,089,000	$ (30,674,000)	$ 75,415,000

These amounts will change to reflect future option grants, estimated and actual forfeitures, and tax benefits that arise upon the future disqualification of incentive stock option grants.

It is important to note that the use of the fair value method to record compensation expense for stock-based plans does not diminish total stockholders' equity.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our revenues and net income are based primarily on the value of assets under our management. Accordingly, declines in financial market values directly and negatively impact our investment advisory revenues and net income.

We invest in our sponsored mutual funds, which are market risk sensitive financial instruments held for purposes other than trading; we do not invest in derivative financial or commodity instruments. Mutual fund investments have inherent market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair values of the mutual fund shares.

Each fund and its underlying net assets are also subject to market risk which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

The following table (in thousands of dollars) presents the equity price risk from investments in sponsored mutual funds by assuming a hypothetical decline in the fair values of mutual fund shares. This potential future loss of value, before any income tax benefits, reflects the valuation of mutual fund investments at year end using each fund's lowest fair value per share during 2004. In considering this presentation, it is important to note that: all funds did not experience their lowest fair value per share on the same day; it is likely that the composition of the mutual fund investment portfolio would be changed if adverse market conditions persisted; and we could experience future losses in excess of those presented below.

	Fair Value at December 31, 2004	% of Portfolio	Potential lower value	% of Portfolio	Potential loss	
Stock funds	$ 134,445	62	$ 112,407	60	$ 22,038	16%
Bond funds	80,714	38	73,432	40	7,282	9%
	$ 215,159	100	$ 185,839	100	$ 29,320	14%

The comparable potential loss of value shown in last year's annual report was $35 million on sponsored mutual fund investments of $162 million at the end of 2003. During 2004, we actually experienced net unrealized gains of $21 million as positive market conditions significantly improved the value of our fund investments over the course of the year.

Investments in mutual funds generally moderate market risk because funds, by their nature, are diversified investment portfolios that invest in a number of different financial instruments. T. Rowe Price further manages its exposure to market risk by diversifying its investments among many domestic and international funds. In addition, investment holdings may be altered from time to time, in response to changes in market risks and other factors, as deemed appropriate by management.

The investment portfolio and customer deposit liabilities of our savings bank subsidiary are subject to interest rate risk. If interest rates change 1%, the change in the net value of these assets and liabilities would not be material.

We also make other investments that we include in our balance sheet in other assets. We are at risk for losses on these investments should market conditions deteriorate. At December 31, 2004, we hold a $1.2 million investment in a sponsored high-yield collateralized bond obligation and investments totaling $5.3 million in private equity and other entities. Our risk of future loss on these investments cannot exceed the $6.5 million recognized in our balance sheet. Additionally, we have recognized our yen investment in a 10% interest of Daiwa SB Investments (Japan) at $15 million using the historical cost basis of accounting. Our market risk on this investment is primarily limited to foreign currency exchange rate fluctuations between the U.S. dollar and the Japanese yen.

The U.S. dollar weakened versus the currencies of several foreign countries in which we operate, most prominent among which is Great Britain. We incur operating expenses and have foreign currency-denominated assets and liabilities associated with these operations, though our revenue stream is predominately realized in U.S. dollar receipts. We do not believe that foreign currency fluctuations materially impact our results of operations.

FORWARD-LOOKING INFORMATION.

From time to time, information or statements provided by or on behalf of T. Rowe Price, including those within this Annual Report, may contain certain forward-looking information, including information or anticipated information relating to changes in our revenues and net income, changes in the amount and composition of our assets under management, our expense levels, and our expectations regarding financial markets and other conditions. Readers are cautioned that any forward-looking information provided by or on behalf of T. Rowe Price is not a guarantee of future performance. Actual results may differ materially from those in forward-looking information because of various factors including, but not limited to, those discussed below. Further, forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events.

Our future revenues and results of operations will fluctuate primarily due to changes in the total value and composition of assets under our management. Such changes result from many factors including, among other things: cash inflows and outflows in the T. Rowe Price mutual funds and other managed investment portfolios; fluctuations in the financial markets around the world that result in appreciation or depreciation of the assets under our management; our introduction of new mutual funds and investment portfolios; and changes in retirement savings trends favoring participant-directed investments and defined contribution plans. The ability to attract and retain investors' assets under our management is dependent on investor sentiment and confidence; the relative investment performance of the Price mutual funds and other managed investment portfolios as compared to competing offerings and market indices; the ability to maintain our investment management and administrative fees at appropriate levels; competitive conditions in the mutual fund, asset management, and broader financial services sectors; and our level of success in implementing our strategy to expand our business. Our revenues are substantially dependent on fees earned under contracts with the Price funds and could be adversely affected if the independent directors of one or more of the Price funds terminated or significantly altered the terms of the investment management or related administrative services agreements.

Our future results are also dependent upon the level of our expenses, which are subject to fluctuation for the following or other reasons: changes in the level of our advertising expenses in response to market conditions, including our efforts to expand our investment advisory business to investors outside the United States and to further penetrate our distribution channels within the United States; variations in the level of total compensation expense due to, among other things, bonuses, changes in our employee count and mix, and competitive factors; any goodwill impairment that may arise; fluctuation in foreign currency exchange rates applicable to the costs of our international operations; expenses and capital costs, such as technology assets, depreciation, amortization, and research and development, incurred to maintain and enhance our administrative and operating services infrastructure; unanticipated costs that may be incurred to protect investor accounts and the goodwill of our clients; and disruptions of services, including those provided by third parties, such as facilities, communications, power, and the mutual fund transfer agent and accounting systems.

Our business is also subject to substantial governmental regulation, and changes in legal, regulatory, accounting, tax, and compliance requirements may have a substantial effect on our operations and results, including but not limited to effects on costs that we incur and effects on investor interest in mutual funds and investing in general, or in particular classes of mutual funds or other investments.

Consolidated Balance Sheets

(in thousands, except share data)

December 31,	2003	2004
ASSETS		
Cash and cash equivalents (Note 1)	$ 236,533	**$ 499,750**
Accounts receivable (Note 6)	121,295	**158,342**
Investments in sponsored mutual funds (Note 1)	162,283	**215,159**
Debt securities held by savings bank subsidiary (Note 1)	110,962	**114,075**
Property and equipment (Note 2)	201,094	**203,807**
Goodwill (Note 3)	665,692	**665,692**
Other assets (Notes 8 and 9)	48,718	**72,000**
Total assets	$ 1,546,577	**$ 1,928,825**

	2003	2004
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 47,699	**$ 54,172**
Accrued compensation and related costs	36,893	**37,799**
Income taxes payable (Note 4)	12,890	**9,327**
Dividends payable	23,739	**29,800**
Customer deposits at savings bank subsidiary (Note 9)	96,276	**100,427**
Total liabilities	217,497	**231,525**
Commitments and contingent liabilities (Note 9)		
Stockholders' equity (Notes 5 and 9)		
Preferred stock, undesignated, $.20 par value - authorized and unissued 20,000,000 shares	—	**—**
Common stock, $.20 par value - authorized 500,000,000 shares; issued 124,932,884 shares in 2003 and 129,607,697 shares in 2004	24,987	**25,922**
Additional capital in excess of par value	131,425	**250,764**
Retained earnings	1,143,913	**1,378,948**
Accumulated other comprehensive income	28,755	**41,666**
Total stockholders' equity	1,329,080	**1,697,300**
	$ 1,546,577	**$ 1,928,825**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per-share amounts)

Year ended December 31,	2002	2003	**2004**
REVENUES (Note 6)			
Investment advisory fees	$ 715,365	$ 777,462	**$ 1,028,831**
Administrative fees and other income	207,409	217,483	**247,743**
Investment income of savings bank subsidiary	3,055	3,910	**3,775**
Total revenues	925,829	998,855	**1,280,349**
Interest expense on savings bank deposits	2,327	3,288	**3,300**
Net revenues	923,502	995,567	**1,277,049**
OPERATING EXPENSES			
Compensation and related costs (Notes 2 and 9)	357,586	382,956	**457,905**
Advertising and promotion	59,056	59,005	**74,268**
Depreciation and amortization of property and equipment	50,578	45,289	**40,018**
Occupancy and facility costs	60,788	62,538	**66,420**
Other operating expenses	74,983	80,739	**113,159**
	602,991	630,527	**751,770**
NET OPERATING INCOME	320,511	365,040	**525,279**
Other investment income (loss) (Note 1)	(8,273)	2,175	**9,496**
Other interest and credit facility expenses (Note 7)	2,634	1,699	**992**
Net non-operating income (expense)	(10,907)	476	**8,504**
Income before income taxes	309,604	365,516	**533,783**
Provision for income taxes (Note 4)	115,350	138,029	**196,523**
NET INCOME	$ 194,254	$ 227,487	**$ 337,260**

EARNINGS PER SHARE

	2002	2003	**2004**
Basic	$ 1.58	$ 1.84	**$ 2.65**
Diluted	$ 1.52	$ 1.77	**$ 2.51**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

Year ended December 31,	2002	2003	**2004**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 194,254	$ 227,487	**$ 337,260**
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization of property and equipment	50,578	45,289	**40,018**
Other changes in assets and liabilities	24,466	24,179	**(2,998)**
Net cash provided by operating activities	269,298	296,955	**374,280**
CASH FLOWS FROM INVESTING ACTIVITIES			
Investments in sponsored mutual funds	(15,547)	(17,423)	**(38,406)**
Dispositions of sponsored mutual funds	5,453	10,677	**6,897**
Investments in debt securities by savings bank subsidiary	(78,388)	(78,590)	**(41,357)**
Proceeds from debt securities held by savings bank subsidiary	17,750	58,213	**36,690**
Additions to property and equipment	(26,047)	(31,742)	**(43,069)**
Other investment activity	1,808	5,206	**3,380**
Net cash used in investing activities	(94,971)	(53,659)	**(75,865)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Repurchases of common shares	(95,773)	(19,963)	**(18,334)**
Stock options exercised	25,320	27,169	**75,149**
Debt principal repaid	(49,366)	(56,699)	**—**
Dividends paid to stockholders	(78,701)	(83,672)	**(96,164)**
Change in savings bank subsidiary deposits	55,870	14,984	**4,151**
Net cash used in financing activities	(142,650)	(118,181)	**(35,198)**
CASH AND CASH EQUIVALENTS			
Net increase during year	31,677	125,115	**263,217**
At beginning of year	79,741	111,418	**236,533**
At end of year	$ 111,418	$ 236,533	**$ 499,750**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(dollars in thousands)

	Common Stock	Additional Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
BALANCE AT DECEMBER 31, 2001, 123,088,795 COMMON SHARES	$ 24,618	$ 67,965	$ 973,472	$ 11,770	$ 1,077,825
Comprehensive income					
Net income			194,254		
Change in unrealized security holding gains, net of taxes				(3,129)	
Total comprehensive income					191,125
2,359,901 common shares issued under stock-based compensation plans	472	38,952	(2)		39,422
2,800,000 common shares repurchased	(560)	(26,173)	(67,937)		(94,670)
Dividends declared			(79,862)		(79,862)
BALANCE AT DECEMBER 31, 2002, 122,648,696 COMMON SHARES	24,530	80,744	1,019,925	8,641	1,133,840
Comprehensive income					
Net income			227,487		
Change in unrealized security holding gains, net of taxes				20,114	
Total comprehensive income					247,601
3,071,188 common shares issued under stock-based compensation plans	614	53,539			54,153
787,000 common shares repurchased	(157)	(2,858)	(16,948)		(19,963)
Dividends declared			(86,551)		(86,551)
BALANCE AT DECEMBER 31, 2003, 124,932,884 COMMON SHARES	24,987	131,425	1,143,913	28,755	1,329,080
Comprehensive income					
Net income			337,260		
Change in unrealized security holding gains, net of taxes				12,911	
Total comprehensive income					350,171
5,074,813 common shares issued under stock-based compensation plans	1,015	137,593			138,608
400,000 common shares repurchased	(80)	(18,254)			(18,334)
Dividends declared			(102,225)		(102,225)
BALANCE AT DECEMBER 31, 2004, 129,607,697 COMMON SHARES	**$ 25,922**	**$ 250,764**	**$ 1,378,948**	**$ 41,666**	**$ 1,697,300**

The accompanying notes are an integral part of the consolidated financial statements.

Summary of Significant Accounting Policies

T. Rowe Price Group derives its consolidated revenues and net income primarily from investment advisory services that its subsidiaries provide to individual and institutional investors in the sponsored T. Rowe Price mutual funds and other investment portfolios. We also provide our investment advisory clients with related administrative services, including mutual fund transfer agent, accounting and shareholder services; participant recordkeeping and transfer agent services for defined contribution retirement plans; discount brokerage; and trust services. The investors that we serve are primarily domiciled in the United States of America.

Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact our revenues and results of operations.

BASIS OF PREPARATION.

These consolidated financial statements have been prepared by our management in accordance with accounting principles generally accepted in the United States which require the use of estimates. Actual results may vary from those estimates.

Our financial statements include the accounts of all subsidiaries in which we have a majority or controlling interest. We are not the primary beneficiary of any variable interest entity. All material intercompany accounts and transactions are eliminated in consolidation.

CASH EQUIVALENTS.

Cash equivalents consist primarily of short-term, highly liquid investments in sponsored money market mutual funds and in commercial paper. The cost of these funds is equivalent to fair value.

INVESTMENTS.

Investments in sponsored mutual funds and debt securities held by our savings bank subsidiary are classified as available-for-sale and are reported at fair value. Net unrealized security holding gains or losses are recognized in accumulated other comprehensive income.

We also hold other investments that are included in other assets and are recognized using the cost or equity methods of accounting, as appropriate.

We review the carrying amount of each investment for possible impairment on a quarterly basis and recognize a loss in our statement of income whenever an unrealized loss is considered other than temporary.

CONCENTRATIONS OF RISK.

Concentration of credit risk in accounts receivable is believed to be minimal in that our clients generally have substantial assets, including those in the investment portfolios that we manage for them.

Our investments in sponsored mutual funds expose us to market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair values of the mutual funds. Each fund and its underlying net assets are also subject to market risk which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

Investments by our savings bank subsidiary in debt securities expose us to market risk which may arise from changes in credit ratings and interest rates.

PROPERTY AND EQUIPMENT.

Property and equipment is stated at cost net of accumulated depreciation and amortization computed using the straight-line method. Provisions for depreciation and amortization are based on the following weighted average estimated useful lives: computer and communications software and equipment, 3.3 years; buildings, 31.5 years; leasehold improvements, 7.6 years; furniture and other equipment, 5 years; and leased land, 99 years.

REVENUE RECOGNITION.

Fees for investment advisory services and related administrative services that we provide to investment advisory clients are recognized in the period that our services are provided. Administrative revenues from distribution of our sponsored mutual funds' Advisor and R class shares, and the corresponding operating expense for payments to third-party financial intermediaries that distribute those share classes, are recognized in the period that they are earned from the mutual funds (that is, the same period that the related funds recognize their expense).

ADVERTISING.

Costs of advertising are expensed the first time that the advertising takes place.

EARNINGS PER SHARE.

Basic earnings per share excludes the dilutive effect of outstanding stock options and is computed by dividing net income by the weighted average common shares outstanding of 122,876,000 in 2002, and 123,423,000 in 2003, and 127,419,000 in 2004. Diluted earnings per share reflects the potential dilution that could occur if outstanding stock options were exercised. It is computed by increasing the denominator of the basic calculation by potential dilutive common shares, determined using the treasury stock method, of 4,830,000 in 2002, and 4,866,000 in 2003, and 6,716,000 in 2004.

COMPREHENSIVE INCOME.

Total comprehensive income is reported in our consolidated statements of stockholders' equity and includes net income and the change in unrealized security holding gains or losses, net of income taxes.

STOCK OPTION GRANTS.

Our seven stock-based compensation plans (the 1990, 1993, 1996, 2001 and 2004 Stock Incentive Plans and the 1995 and 1998 Director Stock Option Plans) are accounted for using the intrinsic value based method. Under these plans, we have granted qualified incentive and nonqualified fixed stock options with a maximum term of 10 years to employees and directors. Vesting of employee options is based solely on the individual continuing to render service and generally occurs over a five-year graded schedule. The exercise price of each option granted is equivalent to the market price of the common stock at the date of grant. Accordingly, no compensation expense related to stock option grants has been recognized in the consolidated statements of income.

The following disclosures are made as if the fair value based method of accounting had been applied to our stock option grants. The weighted-average grant-date fair value of each option awarded is estimated to be $9.42 in 2002, $13.96 in 2003, and $18.34 in 2004, using the Black-Scholes option-pricing model and the following weighted-average assumptions: dividend yield of 1.4% in 2002 and 1.5% in 2003, and 1.7% in 2004; expected volatility of 36% in 2002, 35% in 2003, and 33% in 2004; risk-free interest rates of 4.0% in 2002, 3.6% in 2003, and 3.7% in 2004; and expected lives of 5.7 years in 2002, 5.5 years in 2003, and 5.2 years in 2004.

The following table illustrates the pro forma effect on net income (in thousands) and earnings per share if we had applied the fair value based method, including the estimates contained in the preceding paragraph, to our stock option grants that were outstanding and not yet vested during each of the past three years. Forfeitures of options are recognized as they occur.

	2002	2003	**2004**
Net income, as reported	$ 194,254	$ 227,487	**$ 337,260**
Additional stock option-based compensation expense estimated using the fair value based method	(39,369)	(37,028)	**(42,631)**
Related income tax benefits	11,985	11,248	**14,167**
Pro forma net income	$ 166,870	$ 201,707	**$ 308,796**
Earnings per share			
Basic - as reported	$ 1.58	$ 1.84	**$ 2.65**
Basic - pro forma	$ 1.36	$ 1.63	**$ 2.42**
Diluted - as reported	$ 1.52	$ 1.77	**$ 2.51**
Diluted - pro forma	$ 1.31	$ 1.59	**$ 2.31**

On December 16, 2004, the Financial Accounting Standards Board (FASB) revised Statement No. 123, Share-Based Payment, which will require us to recognize stock option-based compensation expense in our income statement beginning in the third quarter of 2005. The calculation of compensation expense to then be recognized is similar to that used in the calculations shown above, except that we will also include a reduction for estimated future forfeitures. These estimates will be adjusted over time to reflect actual forfeitures.

At December 31, 2004, we had 9,968,550 options outstanding that will vest over the remaining period through December 2009. Compensation expense to be recognized in future periods as these options vest, and the related tax benefits, will be amortized as follows:

	Compensation expense	**Income tax benefits**	**Net effect**
1st half 2005	$ 25,786,000	$ (7,859,000)	$ 17,927,000
2nd half 2005	23,685,000	(7,188,000)	16,497,000
2006	28,485,000	(8,239,000)	20,246,000
2007	16,518,000	(4,560,000)	11,958,000
2008	8,644,000	(2,178,000)	6,466,000
2009	2,971,000	(650,000)	2,321,000
Total	$ 106,089,000	$ (30,674,000)	$ 75,415,000

These amounts will change to reflect future option grants, estimated and actual forfeitures, and any tax benefits that may arise upon the future disqualification of incentive stock option grants.

It is important to note that the use of the fair value method to record compensation expense for stock-based plans does not diminish total stockholders' equity.

NOTE 1 - INVESTMENTS.

MUTUAL FUNDS.

Cash equivalent investments in our sponsored money market mutual funds aggregate $222,104,000 at December 31, 2003 and $469,934,000 at December 31, 2004.

Investments in our other sponsored mutual funds (in thousands) at December 31 include:

	Aggregate Cost	Unrealized Holding Gains	Aggregate Fair Value
2003			
Stock funds	$ 78,174	$ 28,554	$ 106,728
Bond funds	40,148	15,407	55,555
	$ 118,322	$ 43,961	$ 162,283
2004			
Stock funds	**$ 90,850**	**$ 43,595**	**$ 134,445**
Bond funds	**59,820**	**20,894**	**80,714**
	$ 150,670	**$ 64,489**	**$ 215,159**

The following table reconciles our unrealized holding gains (losses) on investments in sponsored mutual funds (in thousands) to that recognized in other comprehensive income.

	2002	2003	**2004**
Unrealized holding gains (losses)	$ (10,169)	$ 32,365	**$ 21,367**
Less gains (losses) realized in net income using average cost	(3,870)	(332)	**839**
	(6,299)	32,697	**20,528**
Deferred tax benefits (income taxes)	2,295	(11,447)	**(7,230)**
Unrealized holding gains (losses) recognized in other comprehensive income	$ (4,004)	$ 21,250	**$ 13,298**

Dividends earned on our investments in sponsored mutual funds, including money market mutual funds, totaled $2,989,000 in 2002, $2,624,000 in 2003, and $6,716,000 in 2004. There are no individual mutual fund holdings with an unrealized loss at December 31, 2003 or 2004.

DEBT SECURITIES.

Our savings bank subsidiary holds investments in marketable debt securities, including mortgage- and other asset-backed securities, that are accounted for as available-for-sale. We generally hold these securities to their maturity which correlates to the maturities of our customer deposits. The following table details the components of these investments at December 31.

	2003		**2004**	
	Fair value	Unrealized gain (loss)	**Fair value**	**Unrealized gain (loss)**
Investments with temporary impairment				
Of less than 12 months (36 securities in 2004)	$ 46,193	$ (824)	**$ 36,436**	**$ (298)**
Of 12 months or more (10 securities in 2004)	—	—	**16,001**	**(577)**
	46,193	(824)	**52,437**	**(875)**
Investments with unrealized holding gains	64,769	964	**61,638**	**375**
Balance at December 31	$ 110,962	$ 140	**$ 114,075**	**$ (500)**
Aggregate cost	$ 110,822		**$ 114,575**	

The unrealized losses in these investments were caused by interest rate increases and not changes in credit quality. We have the ability and intent to hold these investments until maturity and to collect all contractual cash flows. The impairments in the portfolio are minor and in each case less than 5% at December 31, 2004. Accordingly, impairment of these investments is considered temporary. Our adoption of EITF Issue No. 03-01 as of June 30, 2004 did not impact our financial condition or results of operations.

The following table reconciles our unrealized holding gains (losses) on the savings bank portfolio (in thousands) to that recognized in other comprehensive income.

	2002	2003	**2004**
Unrealized holding gains (losses)	$ 1,468	$ (1,750)	**$ (643)**
Less gains (losses) realized in net income using average cost	20	129	**(3)**
	1,448	(1,879)	**(640)**
Deferred tax benefits (income taxes)	(573)	743	**253**
Unrealized holding gains (losses) recognized in other comprehensive income	$ 875	$ (1,136)	**$ (387)**

NOTE 2 - PROPERTY AND EQUIPMENT.

Property and equipment (in thousands) at December 31 consists of:

	2003	**2004**
Computer and communications software and equipment	$ 191,118	**$ 202,641**
Buildings and leasehold improvements	165,127	**169,416**
Furniture and other equipment	61,479	**58,683**
Land owned and leased	21,503	**21,503**
	439,227	**452,243**
Less accumulated depreciation and amortization	238,133	**248,436**
	$ 201,094	**$ 203,807**

Compensation and related costs attributable to the development of computer software for internal use totaling $4,639,000 in 2002, $7,034,000 in 2003, and $7,299,000 in 2004 have been capitalized.

NOTE 3 - GOODWILL.

Goodwill arose primarily from our August 2000 purchase of the non-controlling interests in one of our consolidated subsidiaries. Goodwill has not been amortized since the beginning of 2002 when we adopted a new financial accounting standard.

We evaluated goodwill for possible impairment using the fair value approach on January 1, 2002 and during the third quarters of 2002, 2003, and 2004. Each time we concluded that there was no impairment. A similar evaluation will be done at least annually in future years. We operate in one reportable business segment - that of the investment advisory business - and all goodwill is attributed to that segment.

NOTE 4 - INCOME TAXES.

The provision for income taxes (in thousands) consists of:

	2002	2003	**2004**
Current income taxes			
U.S. federal and foreign	$ 111,027	$ 128,380	**$177,982**
State and local	9,429	13,045	**19,099**
Deferred income tax benefits	(5,106)	(3,396)	**(558)**
	$ 115,350	$ 138,029	**$ 196,523**

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. Significant temporary differences in 2002 included deferred benefits of $4,584,000 related to investment income and $2,359,000 related to depreciation and amortization of property and equipment offset by deferred taxes of $2,346,000 related to accrued compensation. Deferred tax benefits in 2003 included $7,180,000 related to accrued compensation offset by $3,219,000 related to investment income. Deferred tax benefits in 2004 include $4,093,000 related to investment income offset by deferred taxes of $1,877,000 related to accrued compensation.

Our net deferred tax liability is included in income taxes payable and includes the following components at December 31.

	2003	**2004**
Deferred tax liabilities		
Arising from unrealized holding gains	$ 15,346	**$ 22,322**
Other	675	**1,069**
	16,021	**23,391**
Deferred tax assets		
Related to accrued compensation	8,312	**6,435**
Related to investment income	5,805	**9,898**
Other	1,335	**71**
	15,452	**16,404**
Net deferred tax liability	$ 569	**$ 6,987**

At December 31, 2004, our deferred tax accounts include a deferred tax asset and an offsetting valuation allowance of $1.6 million that were recognized in 2002 for a foreign operating loss carryforward originating in an international subsidiary. This carryforward does not expire. Because this subsidiary is still in its early years of operation, we cannot determine that it is more likely than not that we will be able to realize this deferred tax asset and, accordingly, provided the offsetting valuation allowance. Changes in our valuation allowance, which first originated when this subsidiary began operations in 2001, include a reduction in 2004 of $.9 million to offset this subsidiary's investment gains that were taxable currently.

Cash outflows from operating activities include income taxes paid of $112,457,000 in 2002, $100,284,000 in 2003, and $164,643,000 in 2004. The income tax benefit arising from exercises of our stock options reduced the income taxes that would have otherwise been payable by $14,102,000 in 2002, $26,984,000 in 2003, and $63,459,000 in 2004.

The following table reconciles the statutory federal income tax rate to the effective income tax rate.

	2002	2003	**2004**
Statutory U.S. federal income tax rate	35.0%	35.0%	**35.0%**
State income taxes, net of federal tax benefits	2.5	2.3	**2.3**
Other items	(.2)	.5	**(.5)**
Effective income tax rate	37.3%	37.8%	**36.8%**

NOTE 5 - COMMON STOCK AND STOCK-BASED COMPENSATION PLANS.

SHARES AUTHORIZED AND ISSUED.

At December 31, 2004, 35,992,795 shares of unissued common stock were reserved for issuance under our stock-based compensation plans. Additionally, 1,680,000 shares are reserved for issuance under a plan whereby substantially all employees may acquire common stock through payroll deductions at prevailing market prices.

As of December 31, 2004, the Board of Directors has authorized the future repurchase of up to 5,446,010 common shares.

DIVIDENDS.

Cash dividends declared per share were $.65 in 2002, $.70 in 2003, and $.80 in 2004.

STOCK OPTIONS.

The following table summarizes the status of and changes in our stock option grants during the past three years.

	Options	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
Outstanding at beginning of 2002	27,300,787	$ 25.01	16,233,787	$ 20.03
Granted	3,970,367	27.41		
Exercised	(2,482,951)	11.87		
Forfeited or cancelled	(844,347)	33.62		
Outstanding at end of 2002	27,943,856	26.25	16,759,556	$ 23.50
Granted	3,799,147	42.98		
Exercised	(3,981,406)	16.16		
Forfeited or cancelled	(335,820)	31.31		
Outstanding at end of 2003	**27,425,777**	**29.98**	**16,607,977**	**$ 27.38**
Granted	**4,192,433**	**59.88**		
Exercised	**(6,656,743)**	**24.24**		
Forfeited or cancelled	**(831,065)**	**33.07**		
Outstanding at end of 2004	**24,130,402**	**$ 36.65**	**14,161,852**	**$ 31.82**

Information regarding the exercise prices and lives of stock options outstanding at December 31, 2004 follows.

Range of Exercise Prices	Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Exercisable	Weighted-Average Exercise Price
$11.44 to 19.88	2,268,140	$ 15.58	1.4	2,268,140	$ 15.58
$25.36 to 35.88	10,949,288	29.57	5.6	7,577,588	30.84
$36.28 to 43.70	6,804,818	41.03	7.0	3,584,718	39.80
$43.84 to 62.74	4,108,156	59.89	8.7	731,406	53.35
$11.44 to 62.74	24,130,402	$ 36.65	6.1	14,161,852	$ 31.82

NOTE 6 - INFORMATION ABOUT REVENUES AND SERVICES.

Revenues (in thousands) from advisory services provided under agreements with sponsored mutual funds and other investment clients include:

	2002	2003	**2004**
Sponsored mutual funds in the U.S.			
Stock	$ 411,679	$ 434,423	**$ 602,220**
Bond and money market	107,425	123,879	**133,953**
	519,104	558,302	**736,173**
Other portfolios	196,261	219,160	**292,658**
Total investment advisory fees	$ 715,365	$ 777,462	**$ 1,028,831**

The following table summarizes the various investment portfolios and assets under management (in billions) on which advisory fees are earned.

	Average during			December 31,	
	2002	2003	**2004**	2003	**2004**
Sponsored mutual funds in the U.S.					
Stock	$ 67.1	$ 71.2	**$ 98.1**	$ 88.4	**$ 114.3**
Bond and money market	25.0	28.2	**30.0**	29.1	**31.2**
	92.1	99.4	**128.1**	117.5	**145.5**
Other portfolios	55.5	60.5	**78.8**	72.5	**89.7**
	$ 147.6	$ 159.9	**$ 206.9**	$ 190.0	**$ 235.2**

Fees for advisory-related administrative services provided to our sponsored mutual funds were $155,771,000 in 2002, $162,853,000 in 2003, and $188,523,000 in 2004. Accounts receivable from the mutual funds aggregate $70,127,000 and $88,659,000 at December 31, 2003 and 2004, respectively. All services to the sponsored U.S. mutual funds are provided under contracts which are subject to periodic review and approval by each of the funds' boards and, with respect to investment advisory contracts, also by the funds' shareholders.

NOTE 7 - BORROWINGS AND CREDIT FACILITY.

We borrowed 1,809,500,000 yen ($15,019,000) in April 1999 from a bank. We made a principal payment in 2002 and retired the remaining loan balance in 2003. We also borrowed $300,000,000 in August 2000 to partially finance the purchase of the non-controlling interests in one of our consolidated subsidiaries. We made principal payments over the subsequent three-year period until this borrowing was repaid in full in 2003.

On June 22, 2004, we replaced our existing credit facilities with a new three-year, $300 million syndicated credit facility with eight banks for which JPMorgan Chase Bank serves as administrative agent. The interest rate on borrowings under this facility will float .27% to .575% above the Eurodollar base rate depending on our financial condition. Annual costs recognized for this undrawn facility will be about $400,000.

At December 31, 2004, we are in compliance with the covenants contained in our credit facility agreement. Total interest expense, including amortization of our credit facilities costs, and annual fees was $2,634,000 in 2002, $1,699,000 in 2003, and $992,000 in 2004. Foreign currency transaction losses of $1,335,000 in 2002 and $988,000 in 2003 arising from the yen borrowing are included in non-operating investment income (loss).

NOTE 8 - VARIABLE INTEREST ENTITIES.

We presently hold residual interests in two variable interest entities that are high-yield collateralized bond obligations (the 1999 CBO and the 2001 CBO; collectively, the CBOs). These entities are non-recourse, limited liability companies in which we hold a portion, though not a majority, of the interests in their residual returns. We are also the collateral manager of each CBO and receive a base investment advisory fee for performance of that service. At December 31, 2004, the CBOs had assets of $608 million.

On May 30, 2003, we altered the fee terms of the collateral management agreements with each CBO and irrevocably waived any performance fees that we might receive or otherwise earn in 2003 and 2004 with respect to the 2001 CBO. A similar waiver was also made for the 1999 CBO through its remaining life. Subsequently, we determined that as of May 30, 2003, we were not the primary beneficiary of either CBO. Therefore, we do not consolidate either CBO into our financial statements under the terms of FASB Interpretation No. 46 (revised), Consolidation of Variable Interest Entities.

Our maximum aggregate exposure to future losses from these CBOs is equal to the remaining 2001 CBO carrying amount of $1.2 million which is included in other assets at December 31, 2004. The 1999 CBO was considered impaired and its carrying amount of $2.1 million expensed in 2002.

NOTE 9 - OTHER DISCLOSURES.

We occupy certain office facilities and rent computer and other equipment under noncancelable operating leases. Related rental expense was $20,636,000 in 2002, $19,710,000 in 2003, and $21,292,000 in 2004. Future minimum rental payments under these leases aggregate $20,911,000 in 2005, $19,437,000 in 2006, $18,069,000 in 2007, $17,899,000 in 2008, $18,113,000 in 2009, and $146,875,000 in later years.

Customer deposits at our savings bank subsidiary have defined maturities of up to five years. The estimated fair value of these customer deposits, based on discounting their expected cash flows at maturity using current interest rates offered for deposits with the same date of maturity, was $100.3 million at December 31, 2003 and $102.4 million at December 31, 2004.

Investments accounted for under the cost method are included in other assets and total $18,750,000 at December 31, 2004. At December 31, 2004, we had outstanding commitments to fund additional investments totaling $5.3 million.

Our consolidated stockholders' equity at December 31, 2004 includes $42 million which is restricted as to use by various regulations and agreements arising in the ordinary course of our business.

From time to time, various claims against us arise in the ordinary course of business, including employment-related claims. In the opinion of management, after consultation with counsel, it is unlikely that any adverse determination in one or more pending claims would have a material adverse effect on our financial position or results of operations.

Expenses for our defined contribution retirement plans were $24,069,000 in 2002, $24,815,000 in 2003, and $32,777,000 in 2004.

NOTE 10 - SUPPLEMENTARY QUARTERLY FINANCIAL DATA (Unaudited).

(in thousands, except for per-share amounts)	Net Revenues	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share
2003				
1st quarter	$ 218,718	$ 38,774	$ .32	$ .31
2nd quarter	237,462	53,775	.44	.42
3rd quarter	258,268	66,291	.53	.51
4th quarter	281,119	68,647	.55	.53
2004				
1st quarter	**$ 305,651**	**$ 77,339**	**$ .61**	**$ .58**
2nd quarter	**309,672**	**80,264**	**.63**	**.60**
3rd quarter	**316,228**	**82,525**	**.65**	**.62**
4th quarter	**345,498**	**97,132**	**.75**	**.71**

The sum of quarterly earning per share may not equal annual earnings per share because the computations are done independently.

Report of Management on Internal Control Over Financial Reporting

To the Stockholders of T. Rowe Price Group, Inc.:

We, together with other members of management of T. Rowe Price Group, are responsible for establishing and maintaining adequate internal control over the company's financial reporting. Internal control over financial reporting is the process designed under our supervision, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management has evaluated the effectiveness of internal control over financial reporting as of December 31, 2004 in relation to criteria described in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment, we believe that the company's internal control over financial reporting was effective as of December 31, 2004.

KPMG LLP, an independent registered public accounting firm, has audited our financial statements that are included in this annual report and expressed an unqualified opinion thereon. KPMG LLP has also expressed an unqualified opinion on management's assessment of, and the effective operation of, our internal control over financial reporting as of December 31, 2004. Their reports follow.

February 4, 2005



George A. Roche
President and Chief Executive Officer



Kenneth V. Moreland
Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
T. Rowe Price Group, Inc.:

We have audited the accompanying consolidated balance sheets of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of T. Rowe Price Group, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 4, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Baltimore, Maryland
February 4, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
T. Rowe Price Group, Inc.:

We have audited management's assessment, included in their accompanying report on internal control over financial reporting, that T. Rowe Price Group, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). T. Rowe Price Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that T. Rowe Price Group, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, T. Rowe Price Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated February 4, 2005, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Baltimore, Maryland
February 4, 2005

Corporate Headquarters

100 East Pratt Street
Baltimore, Maryland 21202
United States
(410) 345-2000

Office Locations

Buenos Aires, Argentina
Sydney, Australia
Copenhagen, Denmark
Hong Kong
Tokyo, Japan
Amsterdam, Netherlands
Singapore
Stockholm, Sweden
London, United Kingdom

United States:
Long Beach, California
San Francisco, California
Colorado Springs, Colorado
Tampa, Florida
Baltimore, Maryland
Owings Mills, Maryland

Additional Information

SEC Form 10-K
A copy is available, at no charge, by sending a written request to:

Barbara A. Van Horn
Secretary
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202
Fax (410) 345-3223

A copy is available on our Web site: www.troweprice.com

Transfer Agent and Registrar
Wells Fargo Bank, N.A.
161 North Concord Exchange
South St. Paul, Minnesota 55075
(888) 648-8155
www.wellsfargo.com/shareownerservices

Send shareholder inquiries to:
Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854

Independent Accountants
KPMG LLP
Baltimore, Maryland

Annual Meeting
April 26, 2005
Baltimore Marriott Waterfront Hotel
700 Aliceanna Street
Baltimore, Maryland 21202

Board of Directors

Edward C. Bernard
President, T. Rowe Price Investment Services

James T. Brady
Managing Director—Mid-Atlantic, Ballantrae International, Ltd.

J. Alfred Broaddus, Jr.
Retired President, Federal Reserve Bank of Richmond

D. William J. Garrett
Former Group Chief Executive, Robert Fleming Holdings Limited

Donald B. Hebb, Jr.
Managing General Partner, ABS Capital Partners

James A.C. Kennedy
Director, Equity Division

James S. Riepe
Vice Chairman

George A. Roche
Chairman and President

Brian C. Rogers
Chief Investment Officer and Portfolio Manager

Dr. Alfred Sommer
Dean, Johns Hopkins Bloomberg School of Public Health

Dwight S. Taylor
President, Corporate Development Services, LLC

Anne Marie Whittemore
Partner, McGuireWoods LLP


T.RowePrice
INVEST WITH CONFIDENCE

T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202
410-345-2000
www.troweprice.com